Exhibit 99.1

Luckin Coffee Inc. Announces Fourth Quarter and Full Year 2022 Financial Results

More than 2,100 Net New Store Openings in Fiscal Year 2022; Ended 2022 with More than 8,200 Stores in China

Fiscal Year 2022 Net Revenues Increased 67%

Maintained Strong Profitability Profile Despite Significant Impact from COVID-19 During Fourth Quarter of 2022

Continues to Advance ESG Initiatives and Sustainable Development Goals

BEIJING, March 2, 2023 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended December 31, 2022 and fiscal year 2022.

FOURTH QUARTER 2022 HIGHLIGHTS1

●	Total net revenues in the fourth quarter were RMB3,695.0 million (US$535.7 million), representing an increase of 51.9% from RMB2,432.7 million in the same quarter of 2021.

●	Net new store openings in the fourth quarter was 368, resulting in a quarter-over-quarter store unit growth of 4.7% from the number of stores at the end of the third quarter of 2022, ending the fourth quarter with 8,214 stores which include 5,652 self-operated stores and 2,562 partnership stores.

●	Average monthly transacting customers in the fourth quarter were 24.6 million, representing an increase of 51.3% from 16.2 million in the same quarter of 2021.

●	Revenues from self-operated stores in the fourth quarter were RMB2,607.3 million (US$378.0 million), representing an increase of 41.9% from RMB1,837.2 million in the same quarter of 2021.

●	Same-store sales growth for self-operated stores in the fourth quarter was 9.2%, compared to 43.6% in the same quarter of 2021.

●	Store level operating profit – self-operated stores in the fourth quarter was RMB614.5 million (US$89.1 million) with store level operating profit margin of 23.6%, compared to RMB383.4 million with store level operating profit margin of 20.9% in the same quarter of 2021.

●	Revenues from partnership stores in the fourth quarter were RMB843.4 million (US$122.3 million), representing an increase of 87.9% from RMB448.8 million in the same quarter of 2021.

●	GAAP operating income in the fourth quarter was RMB313.2 million (US$45.4 million), representing a GAAP operating income margin of 8.5%, compared to a GAAP operating loss of RMB120.8 million, or a GAAP operating loss margin of 5.0%, in the same quarter of 2021. Non-GAAP operating income in the fourth quarter, which adjusts for share-based compensation expenses, was RMB425.6 million (US$61.7 million), representing a non-GAAP operating income margin of 11.5%, compared to a non-GAAP operating loss of RMB23.6 million, or a non-GAAP operating loss margin of 1.0%, in the same quarter of 2021, which represents a significant improvement of operating results.

1 Please refer to the section “Key Definitions” on page 6 for detailed definitions of certain terms used.

FISCAL YEAR 2022 HIGHLIGHTS

●	Total net revenues in fiscal year 2022 were RMB13,293.0 million (US$1,927.3 million), representing an increase of 66.9% from RMB7,965.3 million in fiscal 2021.

●	Net new store openings in fiscal year 2022 was 2,190, resulting in a year-over-year store unit growth of 36.4% from the number of stores at the end of fiscal year 2021, ending the period with 8,214 stores which include 5,652 self-operated stores and 2,562 partnership stores.

●	Average monthly transacting customers in fiscal year 2022 were 21.6 million, representing an increase of 66.2% from 13.0 million in fiscal year 2021.

●	Revenues from self-operated stores in fiscal year 2022 were RMB9,414.5 million (US$1,365.0 million), representing an increase of 52.0% from RMB6,192.7 million in fiscal year 2021.

●	Same-store sales growth for self-operated stores in fiscal year 2022 was 20.6%, compared to 69.3% in fiscal year 2021.

●	Store level operating profit – self-operated stores in fiscal year 2022 was RMB2,482.0 million (US$359.9 million) with store level operating profit margin of 26.4%, compared to RMB1,252.8 million with store level operating profit margin of 20.2% in fiscal year 2021.

●	Revenues from partnership stores in fiscal year 2022 were RMB3,069.3 million (US$445.0 million), representing an increase of 135.0% from RMB1,306.1 million in fiscal year 2021.

●	GAAP operating income in fiscal year 2022 was RMB1,156.2 million (US$167.6 million), representing a GAAP operating income margin of 8.7%, compared to a GAAP operating loss of RMB539.1 million, or a GAAP operating loss margin of 6.8%, in fiscal year 2021. Non-GAAP operating income in fiscal year 2022, which adjusts for share-based compensation expenses, was RMB1,554.2 million (US$225.3 million), representing a non-GAAP operating income margin of 11.7%, compared to a non-GAAP operating loss of RMB236.3 million, or a non-GAAP operating loss margin of 3.0%, in fiscal year 2021, which represents a significant improvement of operating results.

COMPANY STATEMENT

“We delivered another year of strong operational and financial performance despite being materially impacted by COVID-19 in the fourth quarter of 2022,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “We had more than 2,100 net new store openings in 2022, bringing our total stores in China to more than 8,200 and demonstrating our ability to effectively navigate a dynamic and evolving business landscape and maintaining our leading position in the Chinese coffee market. Our team has continued to deliver improvements across key operating and financial metrics, and we are pleased to have achieved substantial revenue growth in 2022 while further improving our profitability profile.”

Dr. Guo continued, “Under our long-term goal of supply chain integration, we were pleased to break ground on our second roastery in Kun Shan in December 2022, which will supply us with roasted coffee beans of consistent quality. We are also proud to have launched our ESG initiative in November 2022, with the publication of our 2020-2022 Corporate Governance Report. This report underscores ongoing commitment to pursuing sustainable development and growth.”

Dr. Guo concluded, “I am exceptionally proud of the dedication from everyone at Luckin Coffee and the continued effort and determination that delivered a strong performance in 2022. Heading into 2023, we are encouraged to see the recent lifting of substantially all COVID-19 restrictions in China and the return of high levels of consumer activity. With these recent developments and as we begin to operate at normalized levels, we are confident in our ability to continue driving sustainable growth and long-term value for our shareholders.”

IMPACT OF COVID-19

The Chinese markets and the Company’s business have been adversely affected by COVID-19. In particular, the Company was materially and adversely impacted by COVID-19 in the fourth quarter of 2022, with weak customer demand and high numbers of daily temporary store closures, reaching a peak of around 1,500 daily temporary store closures.

However, with the recent lifting of substantially all COVID-19 restrictions in China, the number of daily temporary store closures due to COVID-19 have dropped to single digits since January 2023 and the Company’s operations have mostly returned to normalized levels. While uncertainties remain around the COVID-19 situation in China, the Company is optimistic that the negative impacts on operations due to COVID-19 will continue to lessen for the foreseeable future.

FOURTH QUARTER 2022 FINANCIAL RESULTS

Total net revenues were RMB3,695.0 million (US$535.7 million) in the fourth quarter of 2022, representing an increase of 51.9% from RMB2,432.7 million in the same quarter of 2021. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

●	Revenues from product sales were RMB2,851.7 million (US$413.5 million) in the fourth quarter of 2022, representing an increase of 43.7% from RMB1,983.8 million in the same quarter of 2021.

●	Net revenues from freshly brewed drinks were RMB2,503.5 million (US$363.0 million), representing 67.7% of total net revenues in the fourth quarter of 2022, compared to RMB1,771.1 million, or 72.7% of total net revenues, in the same quarter of 2021.

●	Net revenues from other products were RMB231.1 million (US$33.5 million), representing 6.3% of total net revenues in the fourth quarter of 2022, compared to RMB111.6 million, or 4.6% of total net revenues, in the same quarter of 2021.

●	Net revenues from others were RMB117.1 million (US$17.0 million), representing 3.2% of total net revenues in the fourth quarter of 2022, compared to RMB101.2 million, or 4.2% of total net revenues, in the same quarter of 2021.

●	Revenues from partnership stores were RMB843.4 million (US$122.3 million) in the fourth quarter of 2022, representing 22.8% of total net revenues, which is an increase of 87.9% compared to RMB448.8 million, or 18.5% of total net revenues, in the same quarter of 2021. For the fourth quarter of 2022, revenues from partnership stores included sales of materials of RMB569.7 million (US$82.6 million), profit sharing of RMB111.7 million (US$16.2 million), sales of equipment of RMB64.1 million (US$9.3 million), delivery service of RMB91.7 million (US$13.3 million) and other services of RMB6.2 million (US$0.9 million).

Total operating expenses were RMB3,381.8 million (US$490.3 million) in the fourth quarter of 2022, representing an increase of 32.4% from RMB2,553.4 million in the same quarter of 2021. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 91.5% in the fourth quarter of 2022 from 105.0% in the same quarter of 2021, due to increased economies of scale and the Company’s technology-driven operations.

●	Cost of materials were RMB1,493.4 million (US$216.5 million) in the fourth quarter of 2022, representing an increase of 52.5% from RMB979.0 million in the same quarter of 2021, generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

●	Store rental and other operating costs were RMB811.1 million (US$117.6 million) in the fourth quarter of 2022, representing an increase of 28.1% from RMB633.4 million in the same quarter of 2021, mainly due to the increase in labor costs and store rental, as well as utilities and other store operating costs, as a result of the increased number of stores and items sold in the fourth quarter of 2022. Store rental and other operating costs increased proportionately less than revenues as a result of economies of scale.

●	Depreciation and amortization expenses were RMB94.8 million (US$13.7 million) in the fourth quarter of 2022, representing a decrease of 5.6% from RMB100.4 million in the same quarter of 2021, mainly due to the reversal of depreciation expenses for certain leasehold improvements, which was partially offset by the increase of depreciation expenses of additional equipment put into use in new stores in the fourth quarter of 2022.

●	Delivery expenses were RMB379.1 million (US$55.0 million) in the fourth quarter of 2022, representing an increase of 62.4% from RMB233.5 million in the same quarter of 2021, mainly due to the increase in the number of delivery orders.

●	Sales and marketing expenses were RMB173.4 million (US$25.1 million) in the fourth quarter of 2022, representing an increase of 75.7% from RMB98.7 million in the same quarter of 2021, mainly driven by (i) an increase in advertising expenses as the Company continued to make strategic investments in its branding through various channels, (ii) an increase in subcontract service fees to support the Company’s e-commerce business and (iii) an increase in commission fees to third-party delivery platforms which is in line with the increase in the number of delivery orders. Sales and marketing expenses amounted to 4.7% of total net revenues in the fourth quarter of 2022, compared to 4.1% of total net revenues in the same quarter of 2021.

●	General and administrative expenses were RMB411.4 million (US$59.7 million) in the fourth quarter of 2022, representing an increase of 5.8% from RMB389.0 million in the same quarter of 2021, mainly driven by (i) an increase in the allowance provided for current expected credit loss after the Company's assessment of its existing financial assets, (ii) an increase in research and development expenses as the Company further strengthens its IT initiatives. The increase was partially offset by the decrease of professional service fees. General and administrative expenses amounted to 11.1% of total net revenues in the fourth quarter of 2022, compared to 16.0% of total net revenues in the same quarter of 2021.

●	Store preopening and other expenses were RMB10.4 million (US$1.5 million) in the fourth quarter of 2022, representing an increase of 35.9% from RMB7.7 million in the same quarter of 2021, mainly due to more stores being opened in the fourth quarter of 2022 compared to the same quarter of 2021. Store preopening and other expenses amounted to 0.3% of total net revenues in the fourth quarter of 2022, which was consistent with the same quarter of 2021.

●	Impairment loss of long-lived assets were nil in the fourth quarter of 2022, compared to RMB2.4 million in the same quarter of 2021.

●	Losses and expenses related to Fabricated Transactions and Restructuring were RMB8.1 million (US$1.2 million) in the fourth quarter of 2022, representing a decrease of 92.6% from RMB109.4 million in the same quarter of 2021, as the Company had successfully completed its provisional liquidation in March 2022 and substantially resolved all outstanding litigations. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations and other advisory service fees. Losses and expenses related to Fabricated Transactions and Restructuring amounted to 0.2% of total net revenues in the fourth quarter of 2022, compared to 4.5% of total net revenues in the same quarter of 2021.

●	Store level operating profit margin – self-operated stores was 23.6% in the fourth quarter of 2022, compared to 20.9% in the same quarter of 2021, primarily due to the benefits of economies of scale from the increased number of products sold.

GAAP operating income was RMB313.2 million (US$45.4 million) in the fourth quarter of 2022, representing a GAAP operating income margin of 8.5%, compared to a GAAP operating loss of RMB120.8 million, or a GAAP operating loss margin of 5.0%, in the same quarter of 2021. Non-GAAP operating income was RMB425.6 million (US$61.7 million) in the fourth quarter of 2022, representing a non-GAAP operating income margin of 11.5%, compared to a non-GAAP operating loss of RMB23.6 million, or a non-GAAP operating loss margin of 1.0%, in the same quarter of 2021. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” on page 7 and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Net income was RMB54.5 million (US$7.9 million) in the fourth quarter of 2022, compared to RMB921.3 million, which included a one-off noncash gain of RMB1,146.5 million from the reversal of provision for SEC settlement, in the same quarter of 2021. Non-GAAP net income was RMB166.9 million (US$24.2 million) in the fourth quarter of 2022, representing a non-GAAP net income margin of 4.5%, compared to RMB27.3 million or a non-GAAP net income margin of 1.1%, in the same quarter of 2021.

Basic and diluted net income per ADS was RMB0.16 (US$0.00) and RMB0.16 (US$0.00) in the fourth quarter of 2022, respectively, compared to RMB3.44 and RMB3.36 in the same quarter of 2021, respectively.

Non-GAAP basic and diluted net income per ADS was RMB0.56 (US$0.08) and RMB0.56 (US$0.08) in the fourth quarter of 2022, respectively, compared to RMB0.08 and RMB0.08 in the same quarter of 2021, respectively.

Net cash generated from operating activities was RMB48.3 million (US$7.0 million) in the fourth quarter of 2022, which included the settlement of payable litigants of US$18.3 million (RMB121.5 million). Excluding the payment to equity litigants, net cash provided by operating activities was RMB169.8 million (US$24.6 million) in the fourth quarter of 2022, compared to net cash used by operating activities of RMB14.4 million in the same quarter of 2021.

Cash and cash equivalents and restricted cash were RMB3,577.9 million (US$518.8 million) as of December 31, 2022, compared to RMB6,555.3 million as of December 31, 2021. The decrease was primarily attributable to the full redemption of the Company’s offshore notes following the restructuring of those notes on January 28, 2022, the settlement of payable to fulfill the Company’s obligations under the federal class action settlement and purchase of property and equipment, which was offset by operational cash generation and the proceeds from the issuance of senior preferred shares to Joy Capital on January 7, 2022.

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2021	2021	2021	2022	2022	2022	2022
Total stores	5,259	5,671	6,024	6,580	7,195	7,846	8,214
Self-operated stores	4,018	4,206	4,397	4,675	4,968	5,373	5,652
Partnership stores	1,241	1,465	1,627	1,905	2,227	2,473	2,562
Same-store sales growth for self-operated stores	71.8%	75.8%	43.6%	41.6%	41.2%	19.4%	9.2%
Average monthly transacting customers (in thousands)	12,285	14,722	16,229	15,975	20,712	25,103	24,559

KEY DEFINITIONS

●	Total net revenues include revenues from product sales and revenues from partnership stores.

●	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores.

●	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

●	Same-store sales growth for self-operated stores. Defined as growth rate of total revenue from self-operated stores that has been in operation as at the beginning of comparable period and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

●	Store level operating profit – self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, store preopening and other expenses from our self-operated store revenues.

●	Store level operating profit margin – self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

●	Total number of stores. The number of stores open at the ending of the period, excluding unmanned machines.

●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

●	Non-GAAP operating income/(loss). Calculated by operating (loss)/income excluding share-based compensation expenses.

●	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for SEC settlement and equity litigants and gain from extinguishment of Series B Senior Secured Notes.

●	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for SEC settlement and equity litigants and gain from extinguishment of Series B Senior Secured Notes.

●	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

●	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses adjusted operating (loss)/income and adjusted net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating (loss)/income excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for SEC settlement and equity litigants, and gain from extinguishment of Series B Senior Secured Notes, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for SEC settlement and equity litigants, and gain from extinguishment of Series B Senior Secured Notes.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Thursday, March 2, 2023, at 8:00 am Eastern Time (or Thursday, March 2, 2023, at 9:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	7697902

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=DgfeT6wl. After registration, there will be an “Ask a Question” section on the bottom of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through March 9, 2023, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	2725084

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; Chinese governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2021	December 31, 2022 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,477,636	3,534,304	512,426
Restricted cash	58,200	7,860	1,140
Accounts receivable, net	38,605	58,782	8,523
Receivables from online payment platforms	171,562	151,922	22,027
Inventories, net	593,340	1,206,467	174,921
Prepaid expenses and other current assets, net	1,044,007	1,077,719	156,256
Total current assets	8,383,350	6,037,054	875,293

Non-current assets:
Property and equipment, net	1,805,101	1,867,378	270,744
Restricted cash	19,438	35,755	5,184
Other non-current assets, net	163,926	327,744	47,518
Deferred tax assets, net	702,941	208,469	30,225
Operating lease, right-of-use assets	1,237,734	2,003,997	290,552
Total non-current assets	3,929,140	4,443,343	644,223
TOTAL ASSETS	12,312,490	10,480,397	1,519,516

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	293,700	441,376	63,994
Accrued expenses and other liabilities	1,322,006	1,375,425	199,418
Deferred revenues	96,212	97,366	14,117
Convertible senior notes	2,931,396	-	-
Payable for equity litigants settlement	1,350,257	33,796	4,900
Operating lease liabilities-current	598,062	880,873	127,715
Total current liabilities	6,591,633	2,828,836	410,144

Non-current liabilities:
Operating lease liabilities-non current	575,060	1,024,274	148,506
Total non-current liabilities	575,060	1,024,274	148,506
Total liabilities	7,166,693	3,853,110	558,650

Commitments and contingencies

Mezzanine equity
Convertible Senior Preferred Shares	1,514,660	1,578,040	228,794

Shareholders’ equity:
Class A Ordinary shares	21	23	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	15,037,992	16,037,406	2,325,205
Accumulated deficits	(11,876,351)	(11,421,145)	(1,655,910)
Accumulated other comprehensive income	466,856	397,304	57,604
Statutory reserves	2,617	35,657	5,170
Total Company’s ordinary shareholders’ equity	3,631,137	5,049,247	732,072
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	12,312,490	10,480,397	1,519,516

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,983,827	2,851,660	413,452	6,659,218	10,223,720	1,482,300
Revenues from partnership stores	448,837	843,354	122,275	1,306,105	3,069,262	445,001
Total net revenues	2,432,664	3,695,014	535,727	7,965,323	13,292,982	1,927,301

Cost of materials	(979,013)	(1,493,402)	(216,523)	(3,198,552)	(5,178,963)	(750,879)
Store rental and other operating costs	(633,373)	(811,142)	(117,605)	(2,036,772)	(2,829,987)	(410,310)
Depreciation and amortization expenses	(100,407)	(94,803)	(13,745)	(465,384)	(391,936)	(56,825)
Delivery expenses	(233,480)	(379,099)	(54,964)	(819,549)	(1,373,219)	(199,098)
Sales and marketing expenses	(98,656)	(173,382)	(25,138)	(336,855)	(570,122)	(82,660)
General and administrative expenses	(389,047)	(411,433)	(59,652)	(1,269,988)	(1,459,550)	(211,615)
Store preopening and other expenses	(7,686)	(10,442)	(1,514)	(16,352)	(36,012)	(5,221)
Impairment loss of long-lived assets	(2,417)	-	-	(21,368)	(221,810)	(32,159)
Losses and expenses related to Fabricated Transactions and Restructuring	(109,362)	(8,081)	(1,172)	(339,557)	(75,204)	(10,904)
Total operating expenses	(2,553,441)	(3,381,784)	(490,313)	(8,504,377)	(12,136,803)	(1,759,671)
Operating (loss)/income	(120,777)	313,230	45,414	(539,054)	1,156,179	167,630

Interest income	23,176	20,806	3,017	102,248	84,923	12,313
Interest and financing expenses	(7,900)	-	-	(35,490)	(23,484)	(3,405)
Foreign exchange gain/(loss), net	9,104	(1,665)	(241)	12,441	10,661	1,546
Other income/(expenses), net	(18,470)	14,939	2,166	(16,513)	60,680	8,798
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	-	-	-	(6,381)	(925)
Provision for SEC settlement	1,146,474	-	-	1,146,474	-	-
Provision for equity litigants	(155,314)	-	-	(155,314)	(279,967)	(40,591)
Gain from extinguishment of Series B Senior Secured Notes	-	-	-	-	124,139	17,998

Net income before income taxes	876,293	347,310	50,356	514,792	1,126,750	163,364
Income tax (expense)/benefit	45,033	(292,789)	(42,450)	63,861	(638,504)	(92,574)
Net income	921,326	54,521	7,906	578,653	488,246	70,790

Less: Net income attributable to non-controlling interests	-	-	-	108	-	-
Net income attributable to the Company’s ordinary shareholders	921,326	54,521	7,906	578,545	488,246	70,790

Net income per ordinary share: - Basic	0.43	0.02	0.00	0.28	0.20	0.03
Net income per ordinary share: - Diluted	0.42	0.02	0.00	0.27	0.19	0.03
Net income per ADS (8 ordinary shares per ADS): - Basic *	3.44	0.16	0.00	2.24	1.60	0.24
Net income per ADS (8 ordinary shares per ADS): - Diluted *	3.36	0.16	0.00	2.16	1.52	0.24
Weighted average shares outstanding used in calculating basic and diluted income per share: - Basic	2,128,678,805	2,480,103,880	2,480,103,880	2,051,263,478	2,473,078,408	2,473,078,408
Weighted average shares outstanding used in calculating basic and diluted income: - Diluted	2,215,544,209	2,524,516,100	2,524,516,100	2,135,844,257	2,516,273,627	2,516,273,627

Net income	921,326	54,521	7,906	578,653	488,246	70,790
Other comprehensive income /(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	52,103	(7,027)	(1,019)	102,802	(69,552)	(10,084)
Total comprehensive income	973,429	47,494	6,887	681,455	418,694	60,706
Less: Total comprehensive income attributable to non-controlling interests	-	-	-	108	-	-
Total comprehensive income attributable to ordinary shareholders	973,429	47,494	6,887	681,347	418,694	60,706

* The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(14,397)	48,292	7,002	123,447	19,818	2,875
Net cash (used in)/provided by investing activities	(49,951)	(450,858)	(65,368)	337	(798,046)	(115,706)
Net cash (used in)/provided by financing activities	1,514,660	-	-	1,514,660	(2,276,260)	(330,027)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(6,656)	(12,764)	(1,851)	(22,215)	77,133	11,183
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,443,656	(415,330)	(60,217)	1,616,229	(2,977,355)	(431,675)
Cash and cash equivalents and restricted cash at beginning of period	5,111,618	3,993,249	578,967	4,939,045	6,555,274	950,425
Cash and cash equivalents and restricted cash at end of period	6,555,274	3,577,919	518,750	6,555,274	3,577,919	518,750

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income/(loss)
Operating (loss)/income	(120,777)	313,230	45,414	(539,054)	1,156,179	167,630
Adjusted for:
Share-based compensation expenses	97,140	112,417	16,299	302,734	398,008	57,705
Non-GAAP operating income/(loss)	(23,637)	425,647	61,713	(236,320)	1,554,187	225,335

B. Non-GAAP net income/(loss)
Net income	921,326	54,521	7,906	578,653	488,246	70,790
Adjusted for:
Share-based compensation expenses	97,140	112,417	16,299	302,734	398,008	57,705
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	-	-	-	6,381	925
Provision for SEC settlement	(1,146,474)	-	-	(1,146,474)	-	-
Gain from extinguishment of Series B Senior Secured Notes	-	-	-	-	(124,139)	(17,998)
Provision for equity litigants	155,314	-	-	155,314	279,967	40,591
Non-GAAP net income/(loss)*	27,306	166,938	24,205	(109,773)	1,048,463	152,013

C. Non-GAAP net income/(loss) per share — basic and diluted
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - basic	2,128,678,805	2,480,103,880	2,480,103,880	2,051,263,478	2,473,078,408	2,473,078,408
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - diluted	2,215,544,209	2,524,516,100	2,524,516,100	2,051,263,478	2,516,273,627	2,516,273,627
Non-GAAP net income/(loss) per share — Basic	0.01	0.07	0.01	(0.05)	0.42	0.06
Non-GAAP net income/(loss) per share — Diluted	0.01	0.07	0.01	(0.05)	0.42	0.06
Non-GAAP net income/(loss) per ADS — Basic**	0.08	0.56	0.08	(0.40)	3.36	0.48
Non-GAAP net income/(loss) per ADS — Diluted**	0.08	0.56	0.08	(0.40)	3.36	0.48

* Differences in the definition of Non-GAAP indicators between this earnings release and the 2021 Non-GAAP indicators are contributable to the items that occurred beyond the reporting periods of this earnings release, including the reversal for SEC settlement. Starting from the third quarter of 2021, impairment loss of long-lived assets was due to normal operation, rather than unexpected events such as store closures caused by the COVID-19 pandemic, and therefore, removed from Non-GAAP adjustment items.

** The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.